

"PUBLIC"

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECEIVED

FEB 26 2015

201

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48385

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/14____ AND ENDING____12//31/14____

          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LEIGH BALDWIN & CO., LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

112 ALBANY STREET
_____
(No. and Street)

CAZENOVIA	NEW YOK	13035
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LEIGH BALDWIN   315   655-2964
                       (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BONADIO & CO, LLP
_____
(Name – *if individual, state last, first, middle name*)

171 SULLY'S TRAIL	PITTSFORD	NEW YORK	14534
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

  ☒ Certified Public Accountant

  ☐ Public Accountant

  ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, _____LEIGH BALDWIN_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____LEIGH BALDWIN & CO., LLC_____ , as of _____DECEMBER 31_____ , 20 __14__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

HARRY R. TRUDEAU
Notary Public, State of New York
No. 01TR5081391
Qualified in Madison County
Commission Expires 06/30/2015

_____
Signature

_____
President
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



STATEMENT OF FINANCIAL CONDITION

LEIGH BALDWIN & CO., LLC

DECEMBER 31, 2014

LEIGH BALDWIN & CO., LLC

TABLE OF CONTENTS

Bonadio & Co., LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

February 23, 2015

To the Members of
Leigh Baldwin & Co., LLC:

We have audited the accompanying statement of financial condition of Leigh Baldwin & Co., LLC (a Delaware corporation) (the Company) as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. Leigh Baldwin & Co., LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Leigh Baldwin & Co., LLC as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Bonadio + Co., LLP

171 Sully's Trail, Suite 201
Pittsford, New York 14534
p (585) 381-1000
f (585) 381-3131

www.bonadio.com

LEIGH BALDWIN & CO., LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash and cash equivalents	$	292,575
Deposits with clearing organizations		105,000
Receivables from broker-dealers and clearing organizations		426,182
Securities owned:		
Marketable, at market value		270,567
Other current assets		37,082
TOTAL	$	1,131,406

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:		
Accounts payable, accrued expenses and other liabilities	$	623,222
Total liabilities		623,222
MEMBERS' EQUITY		508,184
TOTAL	$	1,131,406

See Notes to Statement of Financial Condition.

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Organization

Leigh Baldwin & Co., LLC (the "Company") is a fully disclosed introducing broker registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Delaware Limited Liability Company formed on January 30, 1995. The business is located in Cazenovia, New York. The Company is registered with the state of New York, Alabama, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, Florida, Georgia, Idaho, Illinois, Indiana, Iowa, Kansas, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Montana, Nebraska, New Hampshire, New Jersey, New Mexico, Nevada, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Rhode Island, South Carolina, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia, Wisconsin, Wyoming, and the District of Columbia.

Operations

As an introducing broker-dealer, the Company provides services for the purchase and sales of securities. All Company and customer transactions are cleared on a fully disclosed basis through an independent broker-dealer. The Company pays this broker-dealer various charges and fees for clearing services provided. All customer-related balances are carried on the books of the clearing broker. The Company carries no margin accounts and does not hold funds or securities for, or owe money or securities to, customers. In the event a customer is unable to fulfill its contractual obligations to the clearing broker, the Company may be exposed to off-balance sheet risk.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Basis of Presentation

Assets, liabilities, revenues and expenses are recognized on the accrual basis of accounting.

(Continued)

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)**

Use of Estimates

Management of the Company uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that management uses.

Income Taxes

Leigh Baldwin & Co., LLC is a limited liability company that is treated as a partnership for federal and state income tax purposes. Accordingly, all tax effects of the Company's income or loss are passed through to the members individually. Therefore, no provision for federal income tax has been made by the Company. However, the Company does pay various state filing fees.

The Company files income tax returns in U.S. Federal jurisdiction and certain states. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company believes it is no longer subject to income tax examinations for years prior to 2011. Management has analyzed all income tax aspects applicable to the Company's operations for all open tax years, and concludes that no provision for income tax is required, other than income taxes that have historically been recorded in the normal course of business of the Company.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with original maturities of three months or less to be cash equivalents.

Securities Transactions

Securities transactions and related commission revenue and expenses are recorded on a trade date basis.

Receivables from Broker-Dealers and Clearing Organizations

The Company considers receivables to be fully collectible. If collection becomes doubtful, an allowance for doubtful accounts will be established, or the accounts will be charged to expense when that determination is made by management. Unpaid balances remaining after the stated payment terms are consider past due. Recoveries of previously charged off accounts are recorded when received.

(Continued)

2. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include a broker-dealer and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each of the counterparties.

The Company maintains cash accounts in financial institutions which periodically exceed federally insured limits. At December 31, 2014, balances did not exceed insured limits. The Company has not experienced any losses related to cash accounts and does not believe it is exposed to any significant risk with respect to cash accounts.

3. DEPOSITS WITH CLEARING ORGANIZATIONS

The Company clears certain of its proprietary and customer transactions through other broker-dealers on a fully disclosed basis. A deposit is required by the Company's clearing broker to secure amounts receivable from the Company. The account bears interest at current market rates.

4. ACCOUNTS PAYABLE, ACCRUED EXPENSES AND OTHER LIABILITIES

The liabilities include the following items: Commissions payable of $440,446, Cash overdraft of $105,948, Accounts payable of $56,753 and Accrued payroll and related taxes of $16,271 and accrued state taxes or filing fees of $3,804.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net ratio would exceed 10 to 1. At December 31, 2014, the Company had net capital of $417,784, which was $317,784 in excess of its required net capital of $100,000 for 2014. The Company's net capital ratio was 1.49 to 1 at December 31, 2014.

No material difference exists between the Computation of Net Capital under rule 15c3-1 and the Computation for determination of the Reserve Requirement from the audit report with the Company's corresponding computations submitted in its most recent unaudited Part IIA filing.

(Continued)

6. FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1:   Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2:   Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:   Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value on a recurring basis as of December 31, 2014.

- Management considers all investments as trading for reporting purposes.

Fair Value Measurements as of December 31, 2014

	Level 1	Level 2	Level 3	Total
Securities owned - Equities				
Leigh Baldwin Total Return Fund	$ 236,611	$ -	$ -	$ 236,611
Other Equities	33,956	-	-	33,956
Total Assets Measured at Fair Value on a Recurring Basis	$ 270,567	$ -	$ -	$ 270,567

(Continued)

6. FAIR VALUE MEASUREMENTS (CONT'D)

Investments held as of December 31, 2014, consisted of the following:

	Fair Value	Cost	Unrealized Gain (Loss)
Securities owned - Equities	$ 270,567	$ 328,564	$ (57,997)

Leigh Baldwin, owner of Leigh Baldwin & Co., LLC is also the investment manager of the Leigh Baldwin Total Return Fund.

7. OPERATING LEASES AND OTHER COMMITMENTS

The Company has two leases for office space with a related party; both leases are verbal agreements on a month-to- month basis. The term of $2,000 per month plus 30% of heat and electricity charges for one, and the other is for a monthly rent of $1,800. Rent expense including utilities paid to a related party was $50,754 for the year ended December 31, 2014.

Total net rent expense (including payments to a related party) for the year ended December 31, 2014 was $62,856, which is net of reimbursement of rent expense by independent representatives in the amount of $11,600.

8. CONTINGENCY

The U.S. broker / dealer industry has become the subject of increased scrutiny with respect to compliance with regulatory compliance and operating practices. The Company could be subject to this scrutiny. The Company has one examination in progress at December 31, 2014 that, in the opinion of management, would not be material to its financial position or results of operations. Compliance with these laws and regulations is subject to future interpretation or actions.

(Concluded)